Exhibit 99.3

Silence Therapeutics Announces Instructions for Exchanging Listed Ordinary Shares into Nasdaq Listed ADSs

8 September 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”) a leader in the discovery,  development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today separately announced that in connection with a listing of American Depositary Shares ("ADSs") representing ordinary shares of nominal value of £0.05 each in the capital of the Company ("Ordinary Shares") on the Nasdaq Capital Market ("Nasdaq"), the United States Securities and Exchange Commission has declared effective registration statements on Form F-1 and F-6 with respect to such securities, Nasdaq has approved the ADSs for listing, and ADSs are expected to be listed for trading on such market under the symbol "SLN" on 8 September 2020.

This announcement is intended to guide holders of Ordinary Shares, which are admitted to trading on AIM, the market operated by the London Stock Exchange, through the process of exchanging Ordinary Shares for ADSs, and to answer certain related frequently asked questions applicable to holders of the Ordinary Shares. For any further questions about the Ordinary Share to ADS exchange process, please contact the Company's ADS Depositary Bank, The Bank of New York Mellon:

New York	London
Stephen Reide	Jacek Jankowski
Tel: +1 212 815 2723	Tel: +44 207 163 7427

Enquiries:

Silence Therapeutics plc Iain Ross, Executive Chairman Dr Rob Quinn, Chief Financial Officer	Tel: +44 (0)20 3457 6900
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
US IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

Notes to Editors

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500 in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

A registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. A prospectus describing the securities may be obtained from Silence Therapeutics plc at 27 Eastcastle Street, London, W1W 8DH. For the avoidance of doubt, such prospectus does not constitute a "prospectus" for the purposes of Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in the United Kingdom or any EU member state.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Frequently Asked Questions and Answers for Silence Ordinary Shareholders:

What is the relationship between the Company's Ordinary Shares and ADSs?

Each ADS is a tradeable security representing 3 of the Company's Ordinary Shares. The ADSs have been approved for trading on Nasdaq under the ticker symbol: SLN. The value of each ADS is denominated in US Dollars.

What does it cost to exchange Ordinary Shares into ADSs?

There will be an issuance fee of up to US$5.00 per 100 ADSs (or potion thereof) charged by The Bank of New York Mellon for the issuance of the ADSs. The exchange of your dematerialised Ordinary Shares will need to be managed by your broker as Ordinary Shares need to be transferred electronically to The Bank of New York Mellon prior to the issuance of ADSs. Your selected broker may also levy an administrative charge for managing the exchange process.

How long does it take and is dematerialisation necessary?

The Bank of New York Mellon typically can be expected to deliver ADSs to your broker within two business days of receiving an electronic transfer of Ordinary Shares from your broker. However, before this can happen, if you hold your Ordinary Shares in certificated form, you will need to send your share certificate and a signed stock deposit form to your broker who will then need to manage the "dematerialisation" process needed to exchange your shares into electronic form. The timescale for this will depend on your broker but should be expected to take about a week.

I don't have a broker – do I really need one?

Yes, exchange into ADSs will require the assistance of a broker. Please refer to "Notes for Shareholders".

Is there a cost to hold ADSs?

The Bank of New York Mellon may charge an annual Depositary Service Fee of up to US$0.05 per ADS. This is typically collected from the broker or other intermediary that holds the ADSs on your behalf. Your broker may pass this fee on to you directly or it may be part of the annual fee that you pay to maintain your brokerage account.

How do I exchange my Ordinary Shares into ADSs?

The process set out on the following pages explains what you need to do to select a suitable broker account and summarises the instructions that you need to give to your broker in order to exchange your Ordinary Shares into ADSs. Please refer to "Notes for Brokers" which we suggest you send to your broker if you are interested in exchanging Ordinary Shares for ADSs.

Do I have to exchange my Ordinary Shares into ADSs?

No, the Company's Ordinary Shares will continue to trade on the AIM market of the London Stock Exchange plc. If you do not wish to hold ADSs but wish to remain a shareholder of Silence then no action is required.

Are all Ordinary Shares eligible to be deposited for delivery of ADSs?

No.  Ordinary Shares that are owned by an executive officer or director or other person that may be considered an “affiliate” of the Company under U.S. securities law and Ordinary Shares that were received in a private placement and have been held for less than a year are generally not eligible to be deposited.  If your Ordinary Shares fall into one of these categories, please contact drsettlements@bnymellon.com for more information on whether you will be allowed to deposit and under what conditions.

Notes for Shareholders:

Process for exchanging Ordinary Shares into ADSs:

Step 1: Select a broker with US listed securities trading capability.  If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading US listed securities. Often the most basic account offered is for UK listed shares only so you will need to select an account that gives you the ability to buy and sell US listed shares. Please ensure that you check with your broker that they can hold Silence Therapeutics plc ADSs and have a DTC participant account.

Step 2: You will need to contact your broker and ask them how to transfer your existing certificated or dematerialised Ordinary Shares into your account.

If you hold physical share certificates, you will need to send them, together with a completed stock deposit form to your broker. The broker must provide you with the required stock deposit form and instructions.  When the broker receives the share certificates, they will need to "dematerialise" the shares into electronic form so that they are held electronically by the broker within CREST (the central securities depository that holds UK and Irish equities, operated by Euroclear UK & Ireland Limited). When completed, your broker can then deal with the exchange into ADSs.

If you already hold your Ordinary Shares in dematerialised form in CREST, you can arrange for these to be delivered via the CREST system to the broker handling the ADS exchange.

Step 3: Your broker will need to contact The Bank of New York Mellon by email to arrange for the exchange of your Ordinary Shares into ADSs tradeable on Nasdaq. You will receive one ADS for every 3 Ordinary Shares that you hold and opt to deposit.

The contact details for The Bank of New York Mellon, together with details of the conversion process are set out in the "Notes for Brokers" and the "Silence Therapeutics plc - UK ADR Creation - SDRT Certification" set out on the following pages. We suggest that you send these to your broker.

Notes for Brokers:

Conversion of Ordinary Shares into ADSs tradeable on Nasdaq

Ordinary Shares are traded on AIM under the ticker: SLN.

Silence Therapeutics' ADSs are listed and traded on Nasdaq under the ticker: SLN.

Each ADS represents 3 Ordinary Shares.

Ordinary Shares can be exchanged into the equivalent number of ADSs via the Company's Depositary Bank, The Bank of New York Mellon.

Once exchanged, the  ADSs are tradeable via Nasdaq.

The Company's registrar, Link Asset Services Limited, maintains the Company's shareholder register and Ordinary Shares can be held and transferred within CREST. Therefore, you are able to receive certificated Ordinary Shares and deposit these into CREST via the usual CREST share deposit process. You can then transfer the Ordinary Shares to the CREST account of The Bank of New York Mellon, acting through the office located in the United Kingdom, for delivery of ADSs. The newly created ADSs will then be transferred back to your nominated DTC account.

The Bank of New York Mellon’s CREST account details are as follows:

CREST participant ID: BO011

Please use the below details for shares held electronically:

BIC IRVTGB2X

Safekeeping account 144029

Prior to initiating a CREST transfer to BNY Mellon, please contact The Bank of New York Mellon team by email via: drsettlements@bnymellon.com

To aid your communications with The Bank of New York Mellon we have constructed the attached "Silence Therapeutics plc - UK ADS Creation - SDRT Certification", which sets out all of the information that you will need to send to The Bank of New York Mellon to effect the exchange of Ordinary Shares into ADSs. Please complete and send this form to The Bank of New York Mellon by email to initiate the exchange process.

Fees/taxes payable: The Bank of New York Mellon charges an ADS issuance fee of up to US$5.00 per 100 ADSs (or portion thereof). As the Company’s Ordinary Shares are currently admitted to trading on AIM, no stamp duty reserve tax (SDRT) is payable.

Ratio: Each ADS represents 3 Ordinary Shares. Fractional ADSs cannot be issued. Therefore, the number of Ordinary Shares transmitted within CREST to The Bank of New York Mellon MUST be a multiple of 3.  Spare Ordinary Shares can either be retained in CREST or re-issued to your client in certificated form. Such re-issued Ordinary Shares will remain on the Company's shareholder register, registered in your client's name (or in a nominee's name, as applicable).

The issuance fee should be paid in advance via Fedwire to:

BNY Mellon ABA:	021000018
DR Business Sub A/C:	GLA 111 594
Attn:	DR Dept.
Ref: Issuance fee of _______ ADSs of Silence Therapeutics

The Bank of New York Mellon, acting through an office located in the United Kingdom, as Custodian requires the Silence Therapeutics plc - UK ADS Creation - SDRT Certification to be e-mailed as a PDF file in a secured format to crest.settlements@bnymellon.com. In the email subject field, please state: SILENCE THERAPEUTICS PLC - UK ADS CREATION – SDRT CERTIFICATION.

Please ensure this form is on your CREST agent's headed paper.  Please fill all fields by typing and only use handwriting for the Signatures at the bottom of the page.

Any questions should be directed to drsettlements@bnymellon.com.

SILENCE THERAPEUTICS PLC - UK ADS CREATION – SDRT CERTIFICATION

1	Crest reference of the trade
2	ISIN number
3	Trade Date as in CREST
4	Settlement Date as in CREST
5	Ratio (e.g.: "3:1" where 3 UK ordinary shares are converted to 1 ADS)

6	Nominal
7	Stampable Consideration Amount – Mandatory field for Stamp Applicable ISIN's
8	Stock Price
9	Name of Broker
10	Broker’s DTC Participant Account
11	Shareholder/Client Account No. at Broker
12	Contact Person / Number
13	Result of Option Yes / No
14	CREST Participant ID
15	SDRT (please only mark one field on the right with an "X"):
16	1.5%
17	1%
18	SDRT exempt
19	Indemnity

SDRT Note: It is required that the Broker alleges in CREST GUI a declaration of SDRT if applicable: Please include the stamp status and Stampable Consideration.

Signature …………………………………………  Signature ………………………………………

Name ………………………………………………  Name …………………………………………